OneConstruction Group Limited

September 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Shannon Menjivar Howard Efron Pam Long Benjamin Holt

Re:	OneConstruction Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 11, 2024
CIK No. 0002030834

Ladies and Gentlemen:

This letter is in response to the letter dated September 24, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to OneConstruction Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 11, 2024

Prospectus Summary

Summary of Risk Factors, page 15

1.	We note your response to prior comment 2. Where you summarize the risks relating to doing business in Hong Kong, please revise to highlight that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, as you explain on page 18. Please also include a cross-reference to your page 18 risk factor, “If the PRC government chooses to exert more oversight and control . . . .”

Response: In response to the Staff’s comments, we revised our disclosure on page 15 of the Amended Draft Registration Statement to highlight that any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, as we explain on page 18.

Related Party Transactions, page 100

2.	We note your response to prior comment 12. For the loan due to a related company, please further revise to disclose the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, and the nature of the loan and the transaction in which it was incurred. Refer to Item 7.B.2 of Form 20-F.

Response: In response to the Staff’s comments, we revised our disclosure on page 100 of the Amended Draft Registration Statement to disclose the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, and the nature of the loan and the transaction in which it was incurred.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kam Cheung Cheung
Name:	Kam Cheung Cheung
Title:	Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC